Mail Stop 4561

July 10, 2007

Donald E. Fowler
Chief Executive Officer and Director
Sumtotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043

> **Re: Sumtotal Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-50640**

Dear Mr. Fowler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Kronforst
Accounting Branch Chief